1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2007
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑          Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes ☐          No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

SIGNATURES

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Eva Chen / CFO
(886)4-2534-1525ext.1528
evachen@spil.com.tw
Janet Chen/ Investor Relations
(886)3-579-5678 ext3675
janet@spil.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 17.6% Revenues Sequential Growth and EPS of NT$ 1.66 or EPADS of US$ 0.25 for 3Q 2007
Taichung, Taiwan, October 31, 2007—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 3Q 2007 was NT$ 17,909 million, representing 17.6% sequential growth QoQ and 22.6% growth compared to the same period of year 2006.
SPIL reported a net income of NT$ 5,057 million in 3Q 2007, compared with a net income of NT$ 3,830 million in 2Q 2007 and a net income of NT$ 3,136 million in 3Q 2006.
SPIL reported its sales revenues for the nine-month period ended Sept 30, 2007 were NT$ 46,893 million, up 12.5% compared to the same period of year 2006.
For the nine-month period ended Sept 30, 2007 net income was NT$ 12,720 million, compared with a net income of NT$ 9,452 million for the same period of year 2006.
Diluted earnings per ordinary share for the nine-month period ended Sept 30, 2007 was NT$ 4.20, or diluted earnings per ADS of US$ 0.64
Unconsolidated 3Q 2007 Financial Results
• Net revenue was NT$ 17,909 million, in which NT$ 16,329 million was from assembly business and NT$ 1,580 million was from testing business.
• Cost of goods sold was NT$ 12,225 million, and gross profit was NT$ 5,684 million, representing a gross margin of 31.7%.
• Operating expenses were NT$ 795 million, including selling expenses of NT$ 208 million, administrative expenses of NT$ 271 million, and R & D expenses of NT$ 316 million. Operating profit was NT$ 4,889 million, representing an operating margin of 27.3%.
• Net income was NT$ 5,057 million.
• Diluted earnings per ordinary share for this quarter was NT$ 1.66, or diluted earnings per ADS of US$ 0.25. Total weighted average outstanding ordinary shares-diluted for 3Q 2007 were 3,039 million shares.

SPIL 3Q 07	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
• Capital expenditure in 3Q 2007 totaled NT$ 4,122 million, in which NT$ 3,269 million were spent on assembly equipment, and NT$ 853 million were spent on testing equipment.
• The depreciation expenses in 3Q 2007 were NT$ 1,881 million, in which NT$ 1,275 million were from assembly business and NT$ 606 million were from testing business.
Assembly Operation
• Substrate products revenues accounted for 49% of total revenues, remaining flat from previous quarter; wafer bumping and FCBGA accounted for 11%, remaining flat from previous quarter; lead frame products revenues accounted for 29%, remaining flat from previous quarter. Testing service generated 9% of total revenues in 3Q 2007.

SPIL 3Q 07	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and nine months ended Sept 30, 2007 reflect our gains or losses attributable to the third quarter and nine months, respectively, of 2007 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the nine months ended Sept 30, 2007, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 3Q 07	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Sept 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30,2007			Sept 30,2006		Sequential
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and cash equivalent	456,376	14,912,084	18	11,016,449	15	3,895,635	35
Available-for-sale financial assets	55,037	1,798,333	2	—	—	1,798,333	—
Accounts receivable	353,971	11,566,016	14	9,055,206	12	2,510,810	28
Inventories	93,853	3,066,634	4	2,907,450	4	159,184	5
Other current assets	78,284	2,557,915	3	1,888,654	3	669,261	35

Total current assets	1,037,520	33,900,982	41	24,867,759	34	9,033,223	36

Long-term investments	323,462	10,569,109	13	15,668,497	20	(5,099,388)	-33
Fixed assets	2,072,290	67,712,087	82	57,929,227	78	9,782,860	17
Less accumulated depreciation	(960,113)	(31,371,676)	-38	(26,165,227)	-35	(5,206,449)	20

Net fixed assets	1,112,178	36,340,411	44	31,764,000	43	4,576,411	14

Other assets	47,040	1,537,029	2	2,681,863	3	(1,144,834)	-43

Total Assets	2,520,200	82,347,531	100	74,982,119	100	7,365,412	10

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	193,532	6,323,666	8	4,750,574	6	1,573,092	33
Current portion of long-term debt	—	—	—	3,671,378	5	(3,671,378)	-100
Other current liability	184,944	6,043,058	7	4,561,672	6	1,481,386	32
Bonds payable	—	—	—	6,051,533	8	(6,051,533)	-100
Long-term loans	91,203	2,980,044	4	—	—	2,980,044	—
Other liabilities	5,365	175,309	—	313,187	—	(137,878)	-44

Total Liabilities	475,044	15,522,077	19	19,348,344	25	(3,826,267)	-20

Stockholders’ Equity
Capital stock	940,365	30,726,442	37	27,768,883	37	2,957,559	11
Capital reserve	509,549	16,649,510	20	12,127,515	16	4,521,995	37
Legal reserve	102,223	3,340,131	4	2,003,494	3	1,336,637	67
Special reserve	—	—	—	50,029	—	(50,029)	-100
Retained earnings	397,604	12,991,704	16	9,499,897	13	3,491,807	37
Unrealized gain or loss on financial instruments	118,557	3,873,848	5	5,015,664	7	(1,141,816)	-23
Cumulated translation adjustment	1,207	39,446	—	(1,055)	—	40,501	-3839
Net loss not recognized as pension cost	(44)	(1,443)	—	(1,787)	—	344	-19
Treasury stock	(24,306)	(794,184)	-1	(828,865)	-1	34,681	-4

Total Equity	2,045,155	66,825,454	81	55,633,775	75	11,191,679	20

Total Liabilities & Shareholders’ Equity	2,520,200	82,347,531	100	74,982,119	100	7,365,412	10

Forex ( NT$ per US$ )		32.675		33.15

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30					Sequential Comparison
	3Q 2007			3Q 2006	YOY	3Q 2007	2Q 2007	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	548,103	17,909,274	100.0	14,607,882	22.6	17,909,274	15,233,345	17.6
Cost of Goods Sold	(374,145)	(12,225,185)	-68.3	(10,642,425)	14.9	(12,225,185)	(10,593,407)	15.4

Gross Profit	173,958	5,684,089	31.7	3,965,457	43.3	5,684,089	4,639,938	22.5

Operating Expenses
Selling Expenses	(6,377)	(208,356)	-1.2	(215,641)	-3.4	(208,356)	(201,514)	3.4
Administrative Expenses	(8,285)	(270,697)	-1.5	(241,426)	12.1	(270,697)	(279,954)	-3.3
Research and Development Expenses	(9,671)	(315,984)	-1.8	(315,186)	0.3	(315,984)	(322,379)	-2.0

	(24,332)	(795,037)	-4.4	(772,253)	3.0	(795,037)	(803,847)	-1.1

Operating Income	149,627	4,889,052	27.3	3,193,204	53.1	4,889,052	3,836,091	27.4

Non-operating Income	26,891	878,654	4.9	265,777	230.6	878,654	702,604	25.1
Non-operating Expenses	(1,596)	(52,153)	-0.3	(23,794)	119.2	(52,153)	(27,166)	92.0

Income from Continuing Operations before Income Tax	174,921	5,715,553	31.9	3,435,187	66.4	5,715,553	4,511,529	26.7
Income Tax Credit (Expenses)	(20,163)	(658,826)	-3.7	(299,021)	120.3	(658,826)	(681,515)	-3.3

Net Income	154,758	5,056,727	28.2	3,136,166	61.2	5,056,727	3,830,014	32.0

Earnings Per Ordinary Share— Diluted		NT$1.66		NT$1.08			NT$1.30

Earnings Per ADS— Diluted		US$0.25		US$0.16			US$0.20

Weighted Average Outstanding Shares — Diluted (’k)		3,039,091		2,978,481			2,944,903

Forex ( NT$ per US$ )		32.675		33.15			32.86

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Nine Months Ended on Sept 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2007 and 2006
	2007			2006	YOY
	USD	NTD	%	NTD	Change %
Net Sales	1,435,153	46,893,616	100.0	41,687,722	12.5
Cost of Goods Sold	(1,002,697)	(32,763,123)	-69.9	(30,602,265)	7.1

Gross Profit	432,456	14,130,493	30.1	11,085,457	27.5

Operating Expenses
Selling expenses	(18,499)	(604,453)	-1.3	(584,629)	3.4
Administrative expenses	(24,937)	(814,814)	-1.7	(730,104)	11.6
Research and development expenses	(29,966)	(979,146)	-2.1	(830,064)	18.0

	(73,402)	(2,398,413)	-5.1	(2,144,797)	11.8

Operating Income	359,054	11,732,080	25.0	8,940,660	31.2

Non-operating Income	86,859	2,838,117	6.1	1,289,730	120.1
Non-operating Expenses	(4,684)	(153,065)	-0.3	(165,778)	-7.7

Income Before Income Tax	441,228	14,417,132	30.7	10,064,612	43.2
Income Tax Credit (Expenses)	(51,949)	(1,697,443)	-3.6	(612,274)	177.2

Net Income	389,279	12,719,689	27.1	9,452,338	34.6

Earnings Per Ordinary Share— Diluted		NT$4.20		NT$3.19

Earnings Per ADS— Diluted		US$0.64		US$0.48

Weighted Average Outstanding Shares — Diluted (’k)		3,039,091		2,978,481

Forex ( NT$ per US$)		32.675		33.15

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 9 Months Ended on Sept 30, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2007		9 months, 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	389,279	12,719,689	9,452,338
Depreciation	165,767	5,416,424	4,847,298
Amortization	12,786	417,784	406,844
Gains on disposal of long-term investment	(44,849)	(1,465,441)	—
Long-term investment gain recognized by equity method	(17,085)	(558,249)	(533,903)
Compensation interest payable on bonds payable	1	36	29,073
Foreign currency exchange gain on bonds payable	1,067	34,880	(21,775)
Change in working capital & others	2,052	67,053	1,019,747

Net cash flows provided from operating activities	509,018	16,632,176	15,199,622

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(275,974)	(9,017,442)	(8,287,993)
Increase on financial intruments	(77,231)	(2,523,529)	—
Proceeds from disposal of long-term investment	231,957	7,579,199	—
Payment for long-term investment	—	—	(487,050)
Payment for deferred charges/other changes	(3,346)	(109,343)	(117,078)

Net cash used in investing activities	(124,594)	(4,071,115)	(8,892,121)

Cash Flows from Financing Activities:
Repayment of long-term loan	(1,695)	(55,393)	(1,500,000)
Cash dividends distributed to shareholders and cash bonus distributed to employees	(330,397)	(10,795,715)	(4,632,842)
Proceeds from the exercise of employee stock option /other charges	(4,615)	(150,803)	272,356

Net cash provided from financing activities	(336,707)	(11,001,911)	(5,860,486)

Net increase (decrease) in cash and cash equivalents	47,717	1,559,150	447,015

Cash and cash equivalents at beginning of period	408,659	13,352,934	10,569,434

Cash and cash equivalents at end of period	456,376	14,912,084	11,016,449

Forex ( NT$ per US $)		32.675	33.15

(1):	All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: October 31, 2007	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer